Exhibit 99.1

Purple Biotech Appoints Senior Business Development Executive Fabien Sebille as Chief Business Officer

REHOVOT, Israel, December 9, 2021 – Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance, today announced the appointment of Fabien Sebille, Ph.D., a senior business development executive with more than 15 years of professional experience in the biotechnology industry, as its Chief Business Officer. Dr. Sebille, who has led a series of licensing deals in oncology over the last four years, will be primarily responsible for business development, including strategic partnering opportunities.

Previously, Dr. Sebille served as Executive Director of Business Development and in different senior business development positions, at Debiopharm International SA, a Swiss-based privately-held biopharmaceutical company focused on drug development in oncology and infectious diseases. Earlier in his career, Dr. Sebille led business development activities at the competitiveness cluster Alsace Biovalley in Strasbourg, France, and was co-founder of TcLand Expression (which merged with OSE Immunotherapeutics (Euronext: OSE) in 2016), a biotech company that brought several therapeutics to different stages of clinical development. Prior to that, he served as Technology Transfer Officer at the Technology Transfer Office of the Medical Research Council. Dr. Sebille holds a Ph.D. in Immunology from the University of Nantes in France and completed his academic training with a post-doctoral fellowship at Imperial College, London.

“Fabien’s deep scientific background, strong understanding of the biotechnology industry and vast business development experience are ideally suited for the newly created role of Chief Business Officer at Purple Biotech,” said Mr. Gil Efron, Purple Biotech’s President and Chief Financial Officer. “We are thrilled to welcome him to the team and look forward to Fabien leading our business development activities. As we continue to advance our promising oncology-focused pipeline, led by CM24 and NT219, and look for opportunities to potentially grow our business, Fabien’s expertise will be critical to our corporate strategy and objectives.”

“Purple Biotech is led by an ambitious and committed management team, has developed a promising pipeline and is in a strong financial position. I am thrilled to join the Company at such an exciting time in its evolution,” said Dr. Sebille. “I look forward to leveraging my experience to support Purple Biotech’s future growth initiatives and drive long-term shareholder value.”

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the planned phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (ABRAXANE®) in patients with pancreatic cancer. The Company is also the owner of Consensi®, an FDA-approved fixed-dose combination of celecoxib and amlodipine besylate, for the simultaneous treatment of osteoarthritis pain and hypertension that was approved by the FDA for marketing in the U.S. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://www.purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron

President & Chief Financial Officer

IR@purple-biotech.com

Chuck Padala

chuck@lifesciadvisors.com

+1 646-627-8390